EXHIBIT 1

Rio de Janeiro, March 16, 2016

Brazilian Securities and Exchange Commission

Superintendency of Corporate Relations / Management 2 of Company Monitoring

Ref.: Official Letter No. 83/2016-CVM/SEP/GEA-2

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to Official Letter No. 83/2016-CVM/SEP/GEA-2 (the “Official Letter”, a copy of which is attached hereto), in which clarifications were requested with respect to a news article titled “Oi will negotiate an exchange of debt for shares” (Oi negociará trocar dívidas por ações), published in the newspaper O Globo, states the following.

First, Oi notes that it resentfully received the above referenced news, and that the information contained therein neither reflects the truth, nor the activities or business of the Company. Therefore, Oi reiterates that it only communicates with its shareholders and the press by way of its official spokespeople and its own communication channels.

Regarding the issues discussed, the Company denies that it is currently involved in any negotiations with its directors for a potential golden parachute for Oi’s main executives. This information is not true.

In respect to an alleged proposal for the Company’s creditors, Oi informs that, as already communicated in the Company’s Material Fact of March 9, 2016, Oi retained PJT Partners as its financial advisors to assist the Company in the evaluation of financial and strategic alternatives to improve its liquidity and debt profile. Oi and PJT are currently evaluating all alternative opportunities and proposals that could meet the proposed objectives, which may or may not include the issuance of new shares. However, Oi clarifies that there is no decision or agreement on the alternative to be implemented. Therefore this information is not accurate either.

Oi further clarifies that the engagement signed with BTG Pactual on March 14, 2015 with the goal that the Company participate in a consolidation process of the Brazilian telecommunications market remains valid and in force for 18 months.

The Company reiterates that it is committed to keeping the market informed, in a timely manner, about any relevant matters related to its activities and business and remains at the disposal of the Brazilian Securities and Exchange Commission for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190
RJ	www.oi.com

Official Letter no. 83/2016-CVM/SEP/GEA-2

Rio de Janeiro, March 15th, 2016.

To Mr.

FLAVIO NICOLAY GUIMARÃES

Oi S.A. Investor Relations Officer

RUA HUMBERTO DE CAMPOS, 425 – 8th floor – LEBLON

22430-190 – Rio de Janeiro – RJ

Tel.: (21) 3131-2918 Fax: (21) 3131-1383

E-mail: invest@oi.net.br

C/C: gre@bvmf.com.br

Subject: Request for clarification on news published in the press

Dear Sir,

1.     We refer to the news published today in the newspaper “O Globo”, under the title: “Oi will negotiate to exchange debt for shares,” in which the following statements are contained:

“A proposal comes after S&P and Fitch downgraded the rating of the company and it involves a discount of up to 80%, according to sources. After its rating was downgraded by Standard & Poor’s (S&P) and Fitch agencies last week, Oi will negotiate with its creditors so that they agree to turn debt into shares at a discount which can be between 70% and 80% according to sources close to the project. The proposal will be made by the American company PJT Partners, which was hired as financial advisor for the Rio-based telecom company last week. As of the end of the third quarter of 2015, Oi recorded a net debt of R $ 37.241 billion.

At the same time, due to the high probability of new shareholders entering in the company, the main executives of Oi are already negotiating with the Board of Directors a golden parachute contract. The instrument provides for the key executives the payment of a sort of indemnification, since the result of processes such as the current one implies changes to the management. It would aim to prevent the first level of executives of the telecom company to leave the company in the middle of the current process.

—This is the proposal today. There will be a discussion with creditors to agree to turn debt into shares with a discount of 70% to 80%. Of course, creditors will not want to and will try to reduce this discount. But it is certain that everyone will have to accept part of the loss. Oi’s debt, which continues increasing, started back when it got into debt to buy Brasil Telecom—said the source, who asked not to be identified.

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190
RJ	www.oi.com

BTG PACTUAL LOSES GROUND IN OI

According to this source, there is a risk that creditors will not accept the offer made by Oi and PJT. With this, there are those who expect a slow process that could drag in Court:

— Oi is in a hurry for this process to occur soon since, with the ratings downgrades of last week, obtaining lines of credit is becoming more expensive.

As the focus of Oi in the short- and medium-term is to resolve its level of indebtedness, the company no longer seeks the merger with TIM of the Italian group Telecom Italia. Last month, the LetterOne investment fund of the Russian billionaire Mikhail Fridman, said Telecom Italia had no interest in merging with Oi. If the deal had gone ahead, LetterOne would have contributed up to US$4 billion in Oi. Without it, the tele had to look for alternatives to deal with its debt. Thus, BTG Pactual, who was hired as a market commissioner by Oi to seek consolidation alternatives, lost favor with the company.

— Nowadays the consolidation is no longer the focus of the company in the short- and medium-term. Oi is now working with PJT. Oi is being suffocated by its debt. In addition, the market scenario in Brazil is tragic, with line cancellations across the country and a rise in defaults—said another source.

According to these sources, a possible judicial recovery is not in the plans. The expectation is that, before that, the company achieves a solution.

— If Oi goes into judicial recovery, nothing changes from a regulatory point of view. It would only have to return the concession to the government if it filed for bankruptcy—said a government source.

While trying to solve its debt, Oi remains operational. For 2016, the goal is to improve the operational activity in order to meet customer demands with a focus on convergence, digitalization, and cost control – a process that began in late 2014 with mass layoffs and the review of supplier contracts. Next week, Oi will announce its results. The market expects a generation of routinely operating cash between R$7 billion and R$7.4 billion in 2015, within the target announced by the company.

The common shares (ON, with voting rights) accumulated a decrease of 53% this year. Yesterday, they closed at R$1.11. The preferred shares (PN without voting rights) decreased 37% in the year to R$1.22. When questioned, Oi declined to comment.”

2.     In this regard, we ask that you clarify whether the information contained in the news article is true, particularly the highlighted excerpts in bold, and, if confirmed,

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190
RJ	www.oi.com

you shall disclose the measures the Company is taking as well as the grounds on which you decided to not issue a related Material Fact, pursuant to CVM Instruction No. 358/02.

3.     Such declaration shall include a transcript of this Official Letter and shall be made through the IPE System, category: “Notice to the Market”, type: “Clarifications of CVM/BOVESPA Consultation.”

4.     It is noteworthy that according to art. 3 of CVM Instruction No. 358/02, it is the Investor Relations’ Officer’s responsibility to disclose and communicate to the CVM and, if applicable, the stock exchange and the organized over-the-counter market in which the securities issued by the company are admitted to be traded, of any act or fact occurred or related to its business and ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are traded.

5.     We point out the obligation under the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire with directors and controlling shareholders, in order to ascertain whether they have knowledge of information that should be disclosed to the market, fact occurred or related to its business and ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are traded.

6.     In addition, under the sole paragraph of art. 6 of CVM Instruction No. 358/02, it is the responsibility of the controlling shareholders or administrators, directly or through the Investor Relations Officer, to immediately disclose the material fact or act, in case the information goes out of control or if there is an atypical fluctuation in price or trading volume of securities issued by publicly held company or related thereto.

7.     We alert that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on paragraph II of Article 9 of Law 6,385 / 76 and Articles 7 and 9 of CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within 1 (one) business day from the date of knowledge of the content of this letter , also sent by e-mail.

Sincerely,

Rua Humberto de Campos, 425 – 8th floor Rio de Janeiro - CEP 22430-190
RJ	www.oi.com